Exhibit 12.1

ArvinMeritor, Inc.
Computation of Earnings to Fixed Charges
Twelve Months Ended September 30, 2005

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$31

Less:
Equity in earnings of affililiates, net of dividends	(10)

21
Add fixed charges included in earnings:
Interest expense	122
Interest element of rentals	11

Total	133

Total earnings available for fixed charges:	$154

Fixed Charges (B):
Fixed charges included in earnings	$133
Capitalized interest	—

Total fixed charges	$133

Ratio of Earnings to Fixed Charges	1.16

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.